UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of December 2024

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of relevant information dated December 11, 2024

Item 1

RELEVANT INFORMATION

Bogotá, December 11, 2024. Grupo Aval Acciones y Valores S.A (“Grupo Aval” or the “Company”) informs that the Board of Directors of the Company authorized the Company to:

-	Acquire from Corficolombiana S.A. (“Corfi”) and its subsidiaries up to 99,9% of the ordinary shares in Fiduciaria Corficolombiana S.A. and up to 40,77% of the ordinary shares in the brokerage firm Casa de Bolsa S.A. An independent third party was engaged to determine the transaction price.

-	In accordance with the resolution approved by the Board of Directors on October 30, proceed with the incorporation of AVAL BANCA DE INVERSIÓN S.A.S., a company whose corporate purpose will include structuring financial transactions, providing advisory services for project finance, assisting clients in obtaining funding from banking and capital markets, offering guidance in mergers and acquisitions processes, and delivering financial consulting services. Grupo Aval will hold a 70% of the ordinary shares in the newly incorporated company, while Corfi will hold the remaining 30%.

Upon the closing of the transaction, Fiduciaria Corficolombiana will be rebranded as AVAL FIDUCIARIA, and Casa de Bolsa will operate under the name of AVAL CASA DE BOLSA. Together with AVAL BANCA DE INVERSIÓN, these entities will enhance Grupo Aval’s ability to deliver a comprehensive suite of financial services to its clients.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2024

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel